UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For March 31, 2014

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road

Weifang Shandong

People’s Republic of China, Postal Code: 261061

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐     No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the future financial performance of Fuwei Films (Holdings) Co., Ltd. (the “Company”). The Company has attempted to identify forward-looking statements by terminology, including, but not limited to, “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predicts”, “should” or “will” or the negative of these terms or other comparable terminology.

The forward-looking statements included in this Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future results, operations, levels of activity, performance or achievements. Actual results of the Company’s results, operations, levels of activity, performance or achievements may differ materially from information contained in the forward-looking statements as a result of risk factors. They include, among other things, negative impacts of the weak economic recovery of major developed countries and Europe's deteriorating debt crisis on the Company, competition in the BOPET film industry, especially the significant oversupply of BOPET films resulting from the rapid growth of the Chinese BOPET industry capacity, changes in the international market and trade barriers, especially the uncertainty of the antidumping investigation and imposition of an anti-dumping duty on imports of the BOPET films originating from the People’s Republic of China (“China”) conducted by certain countries; fluctuations of RMB exchange rate, the reduce in demand for the Company’s products or the loss of main customers which may result in the decrease of sales, and negatively influencing the Company’s financial performance, uncertainty as to the future profitability and the Company’s ability to obtain adequate financing for its planned capital expenditure requirements, uncertainty as to the Company’s ability to successfully obtain additional funds to meet the working capital needs of the new BOPET production line, uncertainty as to the Company’s ability to continuously develop new BOPET film products especially the thick films to be produced by the third production line and keep up with changes in BOPET film technology, risks associated with possible defects and errors in its products, including complaints and claims from clients, uncertainty as to its ability to protect and enforce its intellectual property rights, uncertainty as to its ability to attract and retain qualified executives and personnel, and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in light of the volatility in the prices of petroleum products in recent years, instability of power and energy supply, and the uncertainty regarding the future operation of the Company in connection with the measures taken by the Chinese government to save energy and reduce emissions, and the changes in the labor law in China as well as the uncertainty of the impact of major shareholder transfer that have substantial influence over the Company and the Company’s business operation including possible overlap of our BOPET products, customers and market orientation with an BOPET film manufacturer, which is controlled by the same individual who has control over the shares of our major shareholder. The Company’s expectations are as of the date of filing of this Form 6-K, and the Company does not intend to update any of the forward-looking statements after the date this Form 6-K is filed to confirm these statements to actual results, unless required by law.

On May 21, 2014, the Company announced its unaudited consolidated financial results for the three-month period ended March 31, 2014.

2

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2014 AND DECEMBER 31, 2013

(amounts in thousands except share and per share value)

(Unaudited)

		March 31, 2014		December 31, 2013
	Notes	RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents		2,877	463	11,578
Restricted cash		39,438	6,344	41,422
Accounts and bills receivable, net	3	8,968	1,443	8,373
Inventories	4	38,810	6,243	38,454
Advance to suppliers		6,987	1,124	6,977
Prepayments and other receivables		24,806	3,990	26,107
Deferred tax assets - current		1,774	285	1,702
Total current assets		123,660	19,892	134,613

Plant, properties and equipment, net	5	514,346	82,740	524,777
Construction in progress	6	366	59	632
Lease prepayments, net	7	18,868	3,035	18,999
Advance to suppliers - long term, net		2,945	474	2,134
Long-term deposit	8	16,760	2,696	16,760
Other Assets	9	13,170	2,119	13,244
Deferred tax assets - non current		20,853	3,355	20,888

Total assets		710,968	114,370	732,047

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	10	105,000	16,891	105,000
Accounts payables		33,372	5,368	33,454
Notes payable	11	78,005	12,548	81,990
Advance from customers		13,223	2,127	14,665
Accrued expenses and other payables		6,625	1,066	6,777
Obligations under capital leases-current	12	8,450	1,359	8,314
Total current liabilities		244,675	39,359	250,200

Obligations under capital leases	12	6,398	1,029	8,563
Long-term loan	10	10,000	1,609	10,000
Deferred tax liabilities		3,674	591	3,736

Total liabilities		264,747	42,588	272,499

Equity
Shareholders’ equity
Registered capital(of US$0.129752 par value; 20,000,000 shares authorized; 13,062,500 issued and outstanding)		13,323	2,143	13,323
Additional paid-in capital		311,907	50,175	311,907
Statutory reserve		37,441	6,023	37,441
Retained earnings		83,111	13,370	96,370
Cumulative translation adjustment		1,218	196	1,266
Total shareholders’ equity		447,000	71,907	460,307
Non-controlling interest		(779)	(125)	(759)
Total equity		446,221	71,782	459,548
Total liabilities and equity		710,968	114,370	732,047

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

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FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2014 AND 2013

(amounts in thousands except share and per share value)

(Unaudited)

		The Three-Month Period Ended March 31,
	Notes	2014		2013
		RMB	US$	RMB
Net sales		70,705	11,374	76,577
Cost of sales		70,774	11,385	77,768

Gross loss		(69)	(11)	(1,191)

Operating expenses
Selling expenses		3,359	540	4,345
Administrative expenses		7,054	1,135	9,306
Total operating expenses		10,413	1,675	13,651

Operating loss		(10,482)	(1,686)	(14,842)

Other income (expense)
- Interest income		380	61	61
- Interest expense		(3,168)	(510)	(3,217)
- Others (expense) income, net		(88)	(14)	(101)

Total other expense		(2,876)	(463)	(3,257)

Loss before provision for income taxes		(13,358)	(2,149)	(18,099)

Income tax benefit	13	99	16	23

Net loss		(13,259)	(2,133)	(18,076)

Net loss attributable to non-controlling interests		-	-	-
Net loss attributable to the Company		(13,259)	(2,133)	(18,076)

Other comprehensive income
- Foreign currency translation adjustments attributable to non-controlling interest		(20)	(3)	2
- Foreign currency translation adjustments attributable to the Company		(48)	(8)	11

Comprehensive (loss) income attributable to non-controlling interest		(20)	(3)	2
Comprehensive loss attributable to the Company		(13,307)	(2,141)	(18,065)

Loss per share, Basic and diluted	14	(1.02)	(0.16)	(1.38)
Weighted average number ordinary shares, Basic and diluted		13,062,500	13,062,500	13,062,500

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

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FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2014 AND 2013

(amounts in thousands except share and per share value)

(Unaudited)

	The Three-Month Period Ended March 31,
	2014		2013
	RMB	US$	RMB
Cash flow from operating activities
Net loss	(13,259)	(2,133)	(18,076)
Adjustments to reconcile net loss to net cash used in operating activities
- Depreciation of property, plant and equipment	12,069	1,941	12,197
- Amortization of intangible assets	132	21	131
- Deferred income taxes	(99)	(16)	(23)
- Bad debt expense	477	77	376
Changes in operating assets and liabilities
- Accounts and bills receivable	(1,072)	(172)	7,035
- Inventories	(355)	(57)	(14,714)
- Advance to suppliers	(10)	(2)	8,850
- Prepaid expenses and other current assets	(264)	(42)	(1,379)
- Accounts payable	(82)	(13)	1,258
- Accrued expenses and other payables	(219)	(35)	264
- Advance from customers	(1,443)	(232)	3,385
- Tax payable	1,639	264	(2,605)

Net cash used in operating activities	(2,486)	(399)	(3,301)

Cash flow from investing activities
Purchases of property, plant and equipment	(1,639)	(264)	(213)
Restricted cash related to trade finance	1,992	320	(27,371)
Advanced to suppliers - non current	(811)	(130)	(1,034)
Amount change in construction in progress	265	43	(1,862)

Net cash used in investing activities	(193)	(31)	(30,480)

Cash flow from financing activities
Principal payments of short-term bank loans	-	-	-
Proceeds from short-term bank loans	-	-	2,032
Payment of capital lease obligation	(2,028)	(326)	(2,091)
Change in notes payable	(3,985)	(641)	53,773
Proceeds from sale-leaseback equipment	-	-	5,000

Net cash (used in) provided by financing activities	(6,013)	(967)	58,714

Effect of foreign exchange rate changes	(9)	(53)	(1)

Net (decrease) increase in cash and cash equivalent	(8,701)	(1,450)	24,932

Cash and cash equivalent
At beginning of period/year	11,578	1,913	5,006
At end of period/year	2,877	463	29,938

SUPPLEMENTARY DISCLOSURE:
Interest paid	3,168	510	3,217
Income tax paid	-	-	-

SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCIAL ACTIVITIES:
Account payable for plant and equipment:	8,275	1,331	5,053
Obligations for acquired equipment under capital lease:	14,848	2,389	22,909

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

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FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

NOTE 1 – BACKGROUND

Fuwei Films (Holdings) Co., Ltd. and its subsidiaries (the “Company” or the “Group”) are principally engaged in the production and distribution of BOPET film, a high quality plastic film widely used in packaging, imaging, electronics, electrical and magnetic products in the People’s Republic of China (the “PRC”). The Company is a holding company incorporated in the Cayman Islands, established on August 9, 2004 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company was established for the purpose of acquiring shares in Fuwei (BVI) Co., Ltd. (“Fuwei (BVI)”), an intermediate holding company established for the purpose of acquiring all of the ownership interest in Fuwei Films (Shandong) Co., Ltd. (“Shandong Fuwei”).

On August 20, 2004, the Company was allotted and issued one ordinary share of US$1.00 in Fuwei (BVI) (being the entire issued share capital of Fuwei (BVI)), thereby establishing Fuwei (BVI) as the intermediate investment holding company of the Company.

On April 23, 2009, Fuwei Films USA, LLC was set up and co-invested by Fuwei Films (Holdings) Co., Ltd. and Newell Finance Management Co., Ltd. Fuwei Films USA, LLC has a registered capital of US$10 and total investment amount of US$100. Fuwei Films (Holdings) Co., Ltd. and Newell Finance Management Co., Ltd. own 60% and 40% of the total shares of Fuwei Films USA, LLC, respectively.

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Principles

The accompanying unaudited consolidated financial statements have been prepared by the Company, pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) as applicable to smaller reporting companies, and generally accepted accounting principles for interim financial reporting. The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments) which are, in the opinion of management, necessary to fairly present the operating results for the respective periods. Certain information and footnote disclosures normally presented in annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been omitted pursuant to such rules and regulations. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2013 filed on April 11, 2014, with the SEC. The results of the three-month period ended March 31, 2014 are not necessarily indicative of the results to be expected for the full year ended December 31, 2014.

Principles of Consolidation

The condensed consolidated financial statements include the financial statements of the Company and its three subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

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FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Use of Estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates and assumptions, including those related to the recoverability of the carrying amount and the estimated useful lives of long-lived assets, valuation allowances for accounts receivable and realizable values for inventories. Changes in facts and circumstances may result in revised estimates.

Foreign Currency Transactions

The Company’s reporting currency is Chinese Yuan (Renminbi or “RMB”).

Fuwei Films (Holdings) Co., Ltd. and Fuwei (BVI) operate in Hong Kong as investment holding companies and their financial records are maintained in Hong Kong dollars, being the functional currency of these two entities. The financial records of Fuwei Films USA, LLC, a 60% owned subsidiary of the Company, are maintained in US dollars. Assets and liabilities are translated into RMB at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and income, expenses, and cash flow items are translated using the average rate for the period. The translation adjustments are recorded in accumulated other comprehensive income in the statements of equity. The changes in the translation adjustments for the current period were reported as the line items of other comprehensive income in the consolidated statements of comprehensive income.

Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are recorded in the consolidated statements of comprehensive income.

RMB is not fully convertible into foreign currencies. All foreign exchange transactions involving RMB must take place either through the PBOC or other institutions authorized to buy and sell foreign currency. The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC which are determined largely by supply and demand.

Commencing from July 21, 2005, the PRC government moved the RMB into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies.

For the convenience of the readers, the first quarter of 2014 RMB amounts included in the accompanying consolidated financial statements in our quarterly report have been translated into U.S. dollars at the rate of US$1.00 = RMB6.2164, on the last trading day of first quarter of 2014 (March 31, 2014) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollar at that rate or at any other certain rate on March 31, 2014, or at any other date.

Cash and Cash Equivalents and Restricted Cash

For statements of cash flow purposes, the Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

7

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Restricted cash refers to the cash balance held by bank as deposit for Letters of Credit and Bank Acceptance Bill. The Company has restricted cash of RMB39,438(US$6,344) and RMB41,422 as of March 31, 2014 and December 31, 2013, respectively.

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount after deduction of trade discounts, value added taxes and allowances, if any, and do not bear interest. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. The Group determines the allowance based on historical write-off experience, customer specific facts and economic conditions.

The Group reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectability. All other balances are reviewed on a pooled basis by aging of such balances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Inventories

Inventories are stated at the lower of cost or market value as of balance sheet date. Inventory valuation and cost-flow is determined using Moving Weighted Average Method basis. The Group estimates excess and slow moving inventory based upon assumptions of future demands and market conditions. If actual market conditions are less favorable than projected by management, additional inventory write-downs may be required. Cost of work in progress and finished goods comprises direct material, direct production cost and an allocated portion of production overheads based on normal operating capacity.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment. Depreciation on property, plant and equipment is calculated on the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the assets. They are as follows:

Years
Buildings and improvements	25 - 30
Plant and equipment	10 - 15
Computer equipment	5
Furniture and fixtures	5
Motor vehicles	5

Depreciation of property, plant and equipment attributable to manufacturing activities is capitalized as part of the inventory, and expensed to cost of goods sold when inventory is sold. Depreciation related to abnormal amounts from idle capacity is charged to cost of goods sold for the period incurred.

8

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Construction in progress represents capital expenditures in respect to the BOPET production line. No depreciation is provided in respect to construction in progress.

Leased Assets

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

Classification of assets leased to the Group. Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under capital leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases.

Assets acquired under capital leases. Where the Group acquires the use of assets under capital leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under capital leases. Depreciation is provided at rates which write off the cost or valuation of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset. Finance charges implicit in the lease payments are charged to the consolidated income statement over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to the consolidated income statement in the accounting period in which they are incurred.

Operating lease charges. Where the Group has the use of assets held under operating leases, payments made under the leases are charged to the consolidated income statement in equal installments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognized in the consolidated income statement as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the consolidated income statement in the accounting period in which they are incurred.

Sale and leaseback transactions. Gains or losses on equipment sale and leaseback transactions which result in capital leases are deferred and amortized over the terms of the related leases. Gains or losses on equipment sale and leaseback transactions which result in operating leases are recognized immediately if the transactions are established at fair value. Any loss on the sale perceived to be a real economic loss is recognized immediately. However, if a loss is compensated for by future rentals at a below-market price, then the artificial loss is deferred and amortized over the period that the equipment is expected to be used. If the sale price is above fair value, then any gain is deferred and amortized over the useful life of the assets.

Lease Prepayments

Lease prepayments represent the costs of land use rights in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of rights of 30 years. The non-current portion and current portion of lease prepayments have been reported in Lease Prepayments, Prepayments and Other Receivables in the balance sheets, respectively.

9

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Goodwill

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Goodwill is not amortized but is tested for impairment annually, or when circumstances indicate a possible impairment may exist. Impairment testing is performed at a reporting unit level. An impairment loss generally would be recognized when the carrying amount of the reporting unit exceeds the fair value of the reporting unit, with the fair value of the reporting unit determined using a discounted cash flow (“DCF”) analysis. A number of significant assumptions and estimates are involved in the application of the DCF analysis to forecast operating cash flows, including the discount rate, the internal rate of return, and projections of realizations and costs to produce. Management considers historical experience and all available information at the time the fair values of its reporting units are estimated. Goodwill was determined to be fully impaired during the year ended December 31, 2012.

Impairment of Long-lived Assets

The Company recognizes an impairment loss when circumstances indicate that the carrying value of long-lived assets with finite lives may not be recoverable. Management’s policy in determining whether an impairment indicator exists, a triggering event, comprises measurable operating performance criteria at an asset group level as well as qualitative measures. If an analysis is necessitated by the occurrence of a triggering event, the Company uses assumptions, which are predominately identified from the Company’s strategic long-range plans, in determining the impairment amount. In the calculation of the fair value of long-lived assets, the Company compares the carrying amount of the asset group with the estimated future cash flows expected to result from the use of the assets. If the carrying amount of the asset group exceeds the estimated expected undiscounted future cash flows, the Company measures the amount of the impairment by comparing the carrying amount of the asset group with their estimated fair value. We estimate the fair value of assets based on market prices (i.e., the amount for which the asset could be bought by or sold to a third party), when available. When market prices are not available, we estimate the fair value of the asset group using discounted expected future cash flows at the Company’s weighted-average cost of capital. Management believes its policy is reasonable and is consistently applied. Future expected cash flows are based upon estimates that, if not achieved, may result in significantly different results.

Revenue Recognition

Sales of plastic films are reported, net of value added taxes (“VAT”), sales returns, and trade discounts. The standard terms and conditions under which the Company generally delivers allow a customer the right to return product for refund only if the product does not conform to product specifications; the non-conforming product is identified by the customer; and the customer rejects the non-conforming product and notifies the Company within 30 days of receipt for both PRC and overseas customers. The Company recognizes revenue when products are delivered and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

In the PRC, VAT of 17% on the invoice amount is collected in respect to the sales of goods on behalf of tax authorities. The VAT collected is not revenue of the Company; instead, the amount is recorded as a liability on the consolidated balance sheet until such VAT is paid to the authorities.

10

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings Per Share

Basic earnings per share is computed by dividing net earnings by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by dividing net earnings by the weighted average number of ordinary and dilutive potential ordinary shares outstanding during the year. Diluted potential ordinary shares consist of shares issuable pursuant to the Company’s stock option plan.

Share-Based Payments

The Company accounts for share based payments under the modified-prospective transition method, which requires companies to measure and recognize the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value.

Non-controlling interest

Non-controlling interest represents the portion of equity that is not attributable to the Company. The net income (loss) attributable to non-controlling interests are separately presented in the accompanying statements of income and other comprehensive income. Losses attributable to non-controlling interests in a subsidiary may exceed the interest in the subsidiary’s equity. The related non-controlling interest continues to be attributed its share of losses even if that attribution results in a deficit of the non-controlling interest balance.

Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, including among others, product liability. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including past history and the specifics of each matter. As of March 31, 2014 and December 31, 2013, the balance of predicted liability was RMB200 (US$32) and RMB200, respectively, which was estimated liability related to our defective products and included in accrued expenses and other payables as current liabilities on balance sheets.

Reclassification

For comparative purposes, the prior year’s consolidated financial statements have been reclassified to conform to reporting classifications of the current year periods. These reclassifications had no effect on net loss or total net cash flows as previously reported.

11

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Going Concern Matters

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles which contemplate continuation of the company as a going concern. However, as of March 31, 2014, the Company had a working capital deficiency of RMB121,105 (US$19,467) and accumulated deficit of RMB13,259 (US$2,133) from net losses incurred during the first quarter of 2014. Confronted with the fierce competition in the BOPET industry in China, the Company may still witness losses over the next twelve months. The ability of the Company to operate as a going concern depends upon its ability to obtain outside sources of working capital and/or generate positive cash flow from operations. The Company accordingly has developed an outside financing plan to meet the need of working capital for our operation or debts. At the same time, the Company will continue implementing cost reductions on both manufacturing costs and operating expenses to improve profit margins. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Recently Issued Accounting Standards

In July 2013, the Financial Accounting Standards Board, or FASB, issued a new accounting standard which will require the presentation of certain unrecognized tax benefits as reductions to deferred tax assets rather than as liabilities in the consolidated balance sheets when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The new standard requires adoption on a prospective basis in the first quarter of 2015; however, early adoption is permitted. We do not expect the adoption will have a significant impact on our consolidated financial statements.

In March 2013, the FASB issued guidance on a parent company’s accounting for the cumulative translation adjustment upon derecognition of a subsidiary or group of assets within a foreign entity. This new guidance requires that the parent company releases any related cumulative translation adjustment into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. The new guidance will be effective for us beginning July 1, 2014. The adoption of this pronouncement is not expected to have a material impact on the Company’s financial statements.

Other pronouncements issued by the FASB or other authoritative accounting standards group with future effective dates are either not applicable or not significant to the consolidated financial statements of the Company.

NOTE 3 - ACCOUNTS AND BILLS RECEIVABLES

Accounts receivables consisted of the following:

	March 31, 2014		December 31, 2013
	RMB	US$	RMB
Accounts receivable	10,140	1,631	6,868
Less: Allowance for doubtful accounts	(1,272)	(205)	(795)
	8,868	1,426	6,073
Bills receivable	100	17	2,300

	8,968	1,443	8,373

12

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

The Group has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. These receivables are due within 7 to 90 days from the date of billing. Generally, the Group does not obtain collateral from customers.

NOTE 4 - INVENTORIES

Inventories consisted of the following:

	March 31, 2014		December 31, 2013
	RMB	US$	RMB
Raw materials	15,376	2,473	16,322
Work-in-progress	3,344	538	3,436
Finished goods	25,506	4,103	24,114
Consumables and spare parts	695	112	693
Inventory—impairment	(6,111)	(983)	(6,111)
	38,810	6,243	38,454

NOTE 5 - PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

	March 31, 2014		December 31, 2013
	RMB	US$	RMB
Buildings	84,832	13,646	101,027
Plant and equipment	753,877	121,272	735,831
Computer equipment	2,367	381	2,367
Furniture and fixtures	12,223	1,966	12,201
Motor vehicles	2,093	337	2,093
	855,392	137,602	853,519
Less: accumulated depreciation	(341,046)	(54,862)	(328,742)
	514,346	82,740	524,777

For the three-month periods ended March 31, 2014 and 2013, depreciation expenses were RMB12,069 (US$1,941) and RMB12,197, respectively.

NOTE 6 - CONSTRUCTION IN PROGRESS

Construction-in-progress represents capital expenditure in respect to the BOPET production line. Construction in progress was RMB366 (US$59) as of March 31, 2014, and RMB632 as of December 31, 2013, respectively.

13

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

NOTE 7 - LEASE PREPAYMENTS

Lease prepayments represent the costs of land use rights in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of rights of 30 years. The current portion of lease prepayments has been included in prepayments and other receivables in the balance sheet.

Lease prepayments consisted of the following:

	March 31, 2014		December 31, 2013
	RMB	US$	RMB
Lease prepayment - non current	18,868	3,035	18,999
Lease prepayment - current	454	73	454
	19,322	3,108	19,453

Amortization of land use rights for the three months ended March 31, 2014 and 2013 was RMB132 (US$21) and RMB131, respectively.

Estimated amortization expenses for the next five years are as follows:

	RMB	US$
1 year after	454	73
2 years after	454	73
3 years after	454	73
4 years after	454	73
5 years after	454	73
Thereafter	17,052	2,743

As of March 31, 2014, the amount of RMB454 (US$73) will be charged into amortization expenses within one year, and is classified as current asset under the separate line item captioned as Prepayments and Other Receivables on balance sheets.

NOTE 8 – LONG-TERM DEPOSIT

On January 20, 2008, Shandong Fuwei signed a “Letter of Intent of Joyinn Capital Increase and Share Expansion” (“LOI”) with Joyinn Hotel Investment & Management Co., Ltd. (“Joyinn”) and Shareholders of Joyinn. Joyinn is a legal company of limited liability that registered on May 19, 2006 in Beijing, with registered capital of RMB50,000 (US$6,236).

Pursuant to the terms of the LOI, Shandong Fuwei deposited RMB 26,000 (half of the would-be added register capital of RMB52,000), to Joyinn as a prepayment as of June 30, 2008. The prepayment to Joyinn will be regarded as investment payment after all parties enter into the final capital increase and shares expansion agreement during the effective term of this LOI. A share pledging agreement was entered into subsequently on April 9, 2008 between Shandong Fuwei and Shandong Xinmeng Investment Co., Ltd (“Pledger”), which holds 97.6% shares of Joyinn. The Pledger agreed to pledge its 52% interest in Joyinn, as a guarantee to the prepayment on the newly increased register capital made by Shandong Fuwei to Joyinn. Based on the mutual supplementary agreement signed in June 2008, the prepayment was decreased by RMB5,000 and returned to the Company on June 18, 2008.

14

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

On June 23, 2009, Shandong Fuwei and the Pledger, the major shareholder of Joyinn, agreed that the Pledger would pledge another 19% of its interest in Joyinn in addition to the previous pledge of 52% interest in Joyinn as a guarantee to the prepayment on the newly increased register capital made by Shandong Fuwei to Joyinn. As a result, the Pledger’s percentage of pledged interest in Joyinn increased from 52% to 71%. In the year 2010, the Company impaired the deposit amount by RMB4,240 (US$681). The impairment was determined based on an independent appraisal study.

On July 14, 2009, Shandong Fuwei and Joyinn entered into a “Supplementary Agreement of Letter of Intent of Joyinn Capital Increase and Share Expansion” (the “Supplementary Agreement”), which extends the duration of former agreement to two (2) years granting Shandong Fuwei the option to determine whether to continue or withdraw the investment prior to January 14, 2010, the expiration date of the Supplementary Agreement.

Upon the expiration of the Supplementary Agreement on January 14, 2010, Shandong Fuwei and the Pledger entered into an agreement pursuant to which the Pledger agreed to transfer a 71% interest in Joyinn to Shandong Fuwei. The transaction is subject to the approval of the authority body of both parties.

On March 9, 2012, Shandong Fuwei and the Pledger agreed that prior to the approval of the foregoing share transfer, all the related agreements and share pledge terms and conditions will remain in full force and effect.

On November 8, 2012, the Pledger’s ownership of Joyinn was transferred to Weifang State-Owned Assets Operation Administration Company (the “Administration Company”) pursuant to a court order. On December 10, 2012, Shandong Fuwei entered into a Share Pledge Agreement with the Administration Company, as the major shareholder of Joyinn, in which the Administration Company agreed to all the terms and conditions in the LOI and the Supplementary Agreement. The Administration Company, as the new Pledger, agreed to increase the pledged interest by 16.8% to 87.8%.

As of March 31, 2014 and December 31, 2013 the total amount of the deposit was RMB16,760 (US$2,696) and RMB16,760, respectively.

NOTE 9 – OTHER ASSETS

Other assets represent loss on sale-leaseback arrangement with International Far Eastern Leasing Co., Ltd. The loss is treated as compensation for the future rentals paid by Shandong Fuwei at a below-market price. The artificial loss should be deferred and amortized in proportion to the amortization of the related leased assets. As of March 31, 2014 and December 31, 2013, the total amount of the other assets was RMB13,170 (US$2,119) and RMB13,244, respectively.

15

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

NOTE 10 - SHORT-TERM BORROWINGS AND LONG-TERM LOAN

Short-term borrowings and long-term loan consisted of the following:

	Interest rate per	March 31, 2014		December 31, 2013
Lender	annum	RMB	US$	RMB
BANK LOANS
Bank of Communications Co., Ltd.
- April 18, 2013 to April 2, 2014	7.20%	20,000	3,217	20,000
- April 19, 2013 to April 11, 2014	7.20%	20,000	3,217	20,000
- April 23, 2013 to April 16, 2014	7.20%	25,000	4,023	25,000
- April 25, 2013 to April 18, 2014	7.20%	20,000	3,217	20,000
- May 2, 2013 to April 24, 2014	7.20%	20,000	3,217	20,000

Weifang Dongfang State-owned Assets Management Co., Ltd.
- October 19, 2009 to October 18, 2017	5.895%	10,000	1,609	10,000
		115,000	18,500	115,000
Less: amounts classified as short-term borrowings		(105,000)	(16,891)	(105,000)
Long-term Loan		10,000	1,609	10,000

The Company has entered into several loan agreements with commercial banks with terms ranging from one year to eight years to finance its working capital, R&D investment and construction. The weighted average interest rate of short-term bank loans outstanding as of March 31, 2014 and December 31, 2013 was 7.20% and 7.42% per annum, respectively.

The principal amounts of the above short-term loans are repayable at the end of the loan period, and are secured by property, plant and equipment, and lease prepayments.

The Company obtained five short-term loans from Bank of Communications Co., Ltd. in April and May, 2013 for a total amount of RMB105,000 (US$16,891). As of March 31, 2014 and December 31, 2013, the balance of short-term loans are RMB105,000 (US$16,891) and RMB105,000, respectively.

On November 20, 2009, the Company signed a long-term loan agreement in the amount of RMB10,000 (US$1,609) with Weifang Dongfang State-owned Assets Management Co., Ltd., with an eight-year loan term, which became effective on October 19, 2009 and will expire on October 18, 2017. From 2015 to 2016, the Company will make principal installment payments of RMB3,350 (US$539) per year with the remaining principal balance of RMB3,300 (US$531) due in 2017. The annual interest rate for the loan is the benchmark interest rate for over five-year loans announced by the People’s Bank of China reduced by 10% and the applicable annual interest rate for the period ended March 31, 2014 is 5.895%. The loan is guaranteed by Shandong Deqin Investment& Guarantee Co., Ltd. and is used for the Company's projects.

Long-term bank loans maturity for the next five years after March 31, 2014 are as follows:

	RMB	US$
1 year after	3,350	539
2 years after	3,350	539
3 years after	3,300	531
4 years after	-	-
5 years after	-	-

NOTE 11 - NOTES PAYABLE

As of March 31, 2014, Shandong Fuwei had banker’s acceptances opened with a maturity from three to six months totaling RMB78,005 (US$12,548) for payment in connection with raw materials on a total deposits of RMB39,003 (US$6,274) at SPD Bank.

16

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

NOTE 12 – OBLIGATIONS UNDER CAPITAL LEASES

The Group has commitments under capital lease agreements as for a part of new third production line and associated equipment. The leases have terms of 3 years expiring by the end of February 2016. As of March 31, 2014, future payments under these capital leases are as follows:

	March 31,2014						December 31,2013
	RMB	US$	RMB	US$	RMB	US$	RMB	RMB	RMB
	Present value of the minimum lease payments		Total minimum lease payments		Interest		Present value of the minimum lease payments	Total minimum lease payments	Interest

Within 1 year	8,450	1,359	9,166	1,474	716	115	8,314	9,166	852
After 1 year but within 2 years	6,398	1,029	6,568	1,056	170	27	8,259	8,555	296
After 2 years but within 3 years	-	-	-	-	-	-	304	306	2
After 3 years	-	-	-		-	-	-	-	-
	14,848	2,388	15,734	2,530	886	142	16,877	18,027	1,150

Less: balance due within one year classified as current liabilities	(8,450)	(1,359)					(8,314)
	6,398	1,029					8,563

Details of obligations under capital leases are as follows:

	March 31,2014	December 31,2013
	RMB	RMB

RMB denominated obligations
Fixed interest rate of 6.49% per annum	14,848	16,877

	14,848	16,877

Guarantee deposit of RMB800 (US$129) over the capital leased assets concerned and relevant insurance policies were provided to the lessor as collateral and security. In addition, as is customary in the case of capital leases, the Group’s obligations amounting to RMB15,734 (US$2,530) are guaranteed by Weifang State-Owned Assets Operation Administration Company, Beijing Shiweitong Technology Development Co., Ltd., Fuwei Films (Holdings) Co., Ltd., and Fuwei Films (BVI) Co., Ltd.

17

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

NOTE 13 - INCOME TAX

Income tax benefit was RMB99 (US$16) and RMB23 for the three months ended March 31, 2014 and 2013, respectively.

NOTE 14 - LOSS PER SHARE

Basic and diluted net loss per share was RMB1.02 (US$0.16) and RMB1.38 for the three-month period ended March 31, 2014 and 2013, respectively.

NOTE 15 - MAJOR CUSTOMERS AND VENDORS

There were no major customers who accounted for more than 10% of the total net revenue for the three-month periods ended March 31, 2014 and 2013.

One vendor provided approximately 64.3% of the Company’s purchases of raw materials, supplies and equipments for the first three months ended March 31, 2014. The Company had a RMB1, 834 (US$295) advance to that vendor as of March 31, 2014. This vendor provided approximately 50.4% of the Company’s raw materials for the first three months ended March 31, 2013. Another vendor provided approximately 11.5% of the Company’s purchases of raw materials, supplies and equipments for the first three months ended March 31, 2014.

NOTE 16 - SUBSEQUENT EVENT

In April 2014, Shandong SNTON Optical Materials Technology Co., Ltd (“Shandong SNTON”) paid off five short-term loans totaling RMB105, 000 (US$16, 891) for the Company to Bank of Communications Co., Ltd.

18

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References to "dollars" and "US$" are to United States Dollars. References to "we", "us", the "Company" or "Fuwei Films" include Fuwei Films (Holdings) Co., Ltd. and its subsidiaries, except where the context requires otherwise.

In the first quarter of 2014, we continued to be adversely affected by enhanced competition and increased supply over demand in China’s BOPET market. In addition, less demand from overseas as well as anti-dumping measures taken by USA and South Korea caused a decrease in orders from international markets. Furthermore, prices of main raw materials reduced significantly. The foregoing factors contributed to significant decrease in sales prices, which resulted in reduced total revenue compared with the first quarter of 2013.

We believe that in the coming quarters of 2014, there will be growing capacity of BOPET films in China and stronger competition in the market. Our ability to retain effective control over the pricing of our products on a timely basis is limited due to the enhanced competition in the BOPET market. As a result, we may continue to witness losses in the short to medium term.

On August 14, 2013, the Company announced that it had received the first notice from the its controlling shareholder, the Weifang State-owned Assets Operation Administration Company, a wholly-owned subsidiary of Weifang State-owned Asset Management and Supervision Committee (collectively, the “Administration Company”) indicating that the Administration Company had determined to place control over 6,912,503 (or 52.9%) of its outstanding ordinary shares up for sale at a public auction to be held in China. Four public auctions were held in Jinan, Shandong Province, China. The Company learned that they failed due to a lack of bidders registered for the auction. On March 25, 2014, the fifth public auction was held in Jinan, Shandong Province, China .The beneficial ownership of 6,912,503 ordinary shares of the Company previously owned by the Administration Company through Apex Glory Holdings Limited, a British Virgin Islands corporation, was bid by Shandong SNTON Optical Materials Technology Co., Ltd (“Shandong SNTON”) through the public auction. Shandong SNTON got 6,912,503 (or 52.9%) of the Company’s outstanding ordinary shares at a price of RMB101,800,000 (approximately US$16,572,787) or approximately US$2.40 per ordinary share.

On May 12, 2014, the Company announced that it had learned that the successful bidder, Shandong SNTON Optical Materials Technology Co., Ltd. (the “Shandong SNTON”) in the fifth public auction of 6,912,503 (or 52.9%) of the Company’s outstanding ordinary shares (the “Shares”) held on March 25, 2014, was entrusted by Hongkong Ruishang International Trade Co., Ltd., a Hong Kong corporation, (“Hongkong Ruishang”) to handle all the formalities and procedure in connection with the public auction. As a result of the entrusted arrangement, the Company believes Hongkong Ruishang is the party controlling the Shares acquired in the fifth public auction. According to publicly available information in the People’s Republic of China, Shandong SNTON is a wholly owned subsidiary of Shandong SNTON Group Co., Ltd. Mr. Xiusheng Wang, the chairman of the Board of Directors of Shandong SNTON Group Co., Ltd., is also Hongkong Ruishang’s chairman.

On May 14, 2014, the Company announced that it received a notification from Shandong Fuhua Investment Company Limited. (“Shandong Fuhua”) with respect to an entire ownership transfer of the Company’s 12.55% outstanding ordinary shares from the Administration Company to Shandong Fuhua. The Administration Company originally held these shares indirectly through an intermediate holding company, Easebright Investments Limited (“Easebright”). As a result of this transfer, Shandong Fuhua indirectly owns 12.55% outstanding ordinary shares of the Company through Easebright. Mr. Jingang Yang has been appointed as the director of Easebright.

19

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of operations for the three months ended March 31, 2014 and March 31, 2013

The table below sets forth certain line items from our Statement of Operations as a percentage of revenue:

	Three-Month Period Ended	Three-Month Period Ended
	March 31, 2014	March 31, 2013
	(as % of Revenue)
Gross profit	(0.1)	(1.6)
Operating expenses	(14.7)	(17.8)
Operating income (loss)	(14.8)	(19.4)
Other income (expense)	(4.1)	(4.3)
Income tax benefit (expense)	0.14	0.03
Net income (loss)	(18.8)	(23.6)

Revenue

Net sales during the first quarter ended March 31, 2014 were RMB70.7 million (US$11.4 million), compared to RMB76.6 million, during the same period in 2013, representing a decrease of RMB5.9 million or 7.7%, mainly due to the reduction of average sales price by 8% arising from stronger competition in China and reduce in prices of main raw materials .

In the first quarter of 2014, sales of specialty films were RMB19.8 million (US$3.2 million) or 28.0% of our total revenues as compared to RMB19.9 million or 26.0% in the same period of 2013.

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Three-Month Period Ended March 31, 2014		% of Total	Three-Month Period Ended March 31, 2013	% of Total
	RMB	US$		RMB
Stamping and transfer film	31,126	5,007	44.0%	37,603	49.1%
Printing film	7,941	1,277	11.2%	5,774	7.5%
Metallization film	1,631	262	2.3%	8,241	10.8%
Specialty film	19,780	3,182	28.0%	19,908	26.0%
Base film for other application	10,227	1,646	14.5%	5,051	6.6%

	70,705	11,374	100.0%	76,577	100.0%

Overseas sales were RMB10.5 million or US$1.7 million, or 14.8% of total revenues, compared with RMB12.6 million or 16.5% of total revenues in the first quarter of 2013, representing a decrease of RMB2.1 million or 16.7%. The reduction of average sales price caused a decrease of RMB0.9 million and the decrease in sales volume resulted in a decrease of RMB1.2 million. The decrease in overseas sales was mainly due to the lower demand from international markets and enhanced competition as well as anti-dumping measures taken by the USA and South Korea, which led to a decrease in orders from the overseas markets compared to the same period of 2013.

20

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands except percentages):

	Three-Month Period Ended March 31, 2014		% of Total	Three-Month Period Ended March 31, 2013	% of Total
	RMB	US$		RMB
Sales in China	60,238	9,690	85.2%	63,979	83.5%
Sales in other countries	10,467	1,684	14.8%	12,598	16.5%

	70,705	11,374	100.0%	76,577	100.0%

Cost of Goods Sold

Our cost of goods sold is mainly comprised of material costs, factory overhead, power, packaging materials and direct labor. The breakdown of our cost of goods sold in percentage is as follows:

	March 31, 2014	March 31, 2013
	% of total	% of total
Materials costs	69.4%	72.7%
Factory overhead	15.3%	14.0%
Energy expense	9.6%	8.3%
Packaging materials	2.7%	3.0%
Direct labor	3.0%	2.0%

Cost of goods sold during the first quarter of 2014 totaled RMB70.8 million (US$11.4 million) as compared to RMB77.8 million in the same period of 2013. This was RMB7.0 million or 9.0% lower than the same period in 2013, mainly due to the decrease in unit cost largely caused by the price reduction of main raw materials.

Gross Loss

Our gross loss was RMB0.07 million (US$0.01 million) for the first quarter ended March 31, 2014, representing a gross margin of negative 0.1%, as compared to a gross margin of negative 1.6% for the same period in 2013. Correspondingly, gross profit rate increased by 1.5 percentage points compared to the same period in 2013. Our average product sales prices decreased by 8.0% compared to the same period in 2013 while the average cost of goods sold decreased by 9.0% compared to the same period last year. Consequently, the decrease in cost of goods sold exceeded that in sales revenue during the first quarter ended March 31, 2014, which contributed to the increase in our gross profit margin compared with the same period in 2013.

Operating Expenses

Operating expenses for the first quarter ended March 31, 2014 were RMB10.4 million (US$1.7 million), which was RMB3.3 million, or 24.1% lower than the same period in 2013. This decrease was mainly due to decreased R&D expenditure and transportation expenses in the first quarter of 2014.

Other Income (Expense)

Total other expense is a combination result of interest income, interest expense and others income (expense). Total other expense during the first quarter ended March 31, 2014 was RMB2.9 million (US$0.5 million), RMB0.4 million lower than the same period in 2013, which mainly attributed to increased interest income. Among the total other expenses, interest income totaled RMB0.4 million (US$0.1 million) during the first quarter ended March 31, 2014, RMB0.3 million higher than the same period of 2013, which is mainly due to an increased interest income generated from interest-bearing guarantee deposits for opening bank acceptances.

21

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Income Tax Benefit (Expense)

The income tax benefit was RMB0.1 million (US$0.02 million) during the first quarter ended March 31, 2014, compared to income tax benefit of RMB0.02 million during the same period in 2013. This increase was due to changes in deferred tax for the first quarter ended March 31, 2014.

Net Loss

Net loss attributable to the Company during the first quarter ended March 31, 2014 was RMB13.3 million (US$2.1 million) compared to net loss attributable to the Company of RMB18.1 million during the same period in 2013, representing an decrease of RMB4.8 million for the same period in 2013 due to the factors described above.

Liquidity and Capital Resources

Our capital expenditures have been primarily from cash generated from our operations and borrowings from financial institutions, including through sale-leaseback transactions. The interest rates of borrowings from financial institutions during the period from the first quarter of 2013 to the first quarter of 2014 ranged from 5.895% to 7.20%.

On December 21, 2012, Shandong Fuwei signed a sale-leaseback contract with International Far Eastern Leasing Co., Ltd. (“Far Eastern Leasing”). Far Eastern Leasing purchased certain equipment included in the third production line, and simultaneously leased them back to Shandong Fuwei. Shandong Fuwei will pay rent totaling RMB21.95 million (including interest) to Far Eastern Leasing over the three years ended December 26, 2015. In March 2013, Shandong Fuwei signed another sale-leaseback contract with Far Eastern Leasing, pursuant to which it has agreed to pay total rent of RMB5.49 million (including interest) to Far Eastern Leasing over the three years ended April 9, 2016. The financed equipment mentioned above is covered by an insurance policy, the premium of which will be paid by Shandong Fuwei. The contract was guaranteed by the following entities: Weifang State-owned Assets Operation Administration Company, Fuwei Films (Holdings) Co., Ltd, Fuwei (BVI) Co., Ltd., and Beijing Shiweitong Science and Technology Co., Ltd.

The Company obtained five short-term loans from Bank of Communications Co., Ltd. in April and May, 2013 for a total amount of RMB105.0 million (US$16.9 million), including four short-term loans of 20.0 million and one of 25.0 million. The annual interest rate of the bank loans was 7.2%. As of March 31, 2014, the balance of short-term loans is RMB105.0 million (US$16.9 million).

On November 20, 2009, we signed a long-term loan agreement of RMB10.0 million (US$1.6 million) with Weifang Dongfang State-owned Assets Management Co., Ltd., with an eight-year loan term, which became effective on October 19, 2009 and will expire on October 18, 2017. From 2015 to 2016, we will make principal installment payments of RMB3.35 million (US$0.539 million) per year with the remaining principal balance of RMB3.30 million (US$0.531 million) due in 2017. The annual interest rate for the loan is the benchmark interest rate for over five-year loans announced by the People’s Bank of China reduced by 10% and the applicable annual interest rate for the period ended March 31, 2014 is 5.895%. The loan is guaranteed by Shandong Deqin Investment& Guarantee Co., Ltd. and is used for our projects.

22

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In April 2014, Shandong SNTON Optical Materials Technology Co., Ltd. (“Shandong SNTON”) paid off our five short-term loans totaling RMB105,000 (US$16,891) to Bank of Communications Co., Ltd.

We believe that, after taking into consideration our present and potential future banking facilities, existing cash and the expected cash flows to be generated from our operations, we will have adequate sources of liquidity to meet our short-term obligations and our working capital requirements.

Operating Activities

Net cash used in operating activities for the three months ended March 31, 2014 was RMB2.5 million (US$0.4 million) compared to net cash used in operating activities of RMB3.3 million for the three months ended March 31, 2013. This decrease in net cash flows used in operating activities was primarily attributable to the reduction of loss.

Working Capital

As of March 31, 2014 and December 31, 2013, we had a working capital deficit of RMB121.0 million (US$19.5 million) and RMB115.6 million, respectively. Working capital deficit increased by RMB5.4 million (US$0.9 million), or 4.7% compared to the amount as of December 31, 2013. We have short-term bank loans of RMB105.0 million (US$16.9 million) reported in current liability. We are negotiating with banks for extension of majority of our short-term loans when they are due.

Contractual Obligations

The following table is a summary of our contractual obligations as of March 31, 2014 (in thousands RMB):

	Payments due by period
		Less than	1-3	3-5	More than
Contractual obligations	Total	1 year	years	years	5 years

Rental obligations	342	342	-	-	-
Purchase obligations	8,275	8,275	-	-	-
Capital lease obligations	14,848	8,450	6,398

Total	23,465	17,067	6,398	-	-

Third Production Line Update

The third production line has been put into trial operation at the end of January 2013. As of September 2013, our third production line has been approved and a sample diffusion film (a type of TFT-LCD optical film) has been delivered to clients for testing. The preliminary test was delivered and we are making improvements pursuant to the clients’ positive feedbacks. We expect that diffusion film will be manufactured in small batches by this production line in the near future. In addition, a sample base film for solar backsheet has been delivered to clients for testing.

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Legal Proceedings

Shandong Fuwei is currently a party to four legal proceedings in China. From time to time, we may be subject to legal actions and other claims arising in the ordinary course of business.

On July 9, 2012, a client (the “Plaintiff”) filed a lawsuit against Shandong Fuwei over the execution of the Procurement Contract between them in Beijing Daxing District People’s Court. Shandong Fuwei raised a jurisdictional objection when filing the pleading and Beijing Daxing District People’s Court overruled the objection. Shandong Fuwei filed an appeal against the judgment in the First Intermediate People’s Court of Beijing. The appeal was then dismissed on January 23, 2013 and the lawsuit will be heard by Beijing Daxing District People’s Court with a claim at RMB953,113 plus its interest. On May 15, 2013, Beijing Daxing District People’s Court heard the case and then adjourned the hearing due to the fact that plaintiff failed to provide sufficient evidence. On June 25, 2013, the case was heard in Beijing Daxing District again but it was also adjourned due to Plaintiff’s failure to provide sufficient evidence. The case was then scheduled to be heard on August 7, 2013. However, on the day prior to reopening, Shandong Fuwei was informed by Beijing Daxing District People’s Court that the hearing was adjourned one more time for the same reason that Plaintiff failed to provide sufficient evidence. On April 21, 2014, the case was heard. The Plaintiff again failed to provide sufficient evidence. To date, the case has not been decided yet.

On May 31, 2013, a supplier of Shandong Fuwei (the “Plaintiff”) filed a lawsuit against Shandong Fuwei over the execution of the Construction Contract between them in Weifang High-Tech District People’s Court with a claim at RMB870,000. On July 8, 2013, Weifang High-Tech District People’s Court heard the case and the Plaintiff offered a settlement. However, the Plaintiff and Shandong Fuwei failed to reach a settlement. On December 18, 2013, Weifang High-Tech District People’s Court issued a civil judgment pursuant to which Shandong Fuwei paid the claim at RMB870,000 to the Plaintiff. On December 28, 2013, Shandong Fuwei filed an appeal against the judgment in the Intermediate People’s Court of Weifang and the case was heard on February 26, 2014. On March 27, 2014, the Intermediate People’s Court of Weifang issued a judgment that the appeal shall be rejected and the original judgment sustained. The judgment is final and it will not have large impact on the Company.

On June 5, 2013, a supplier (the “Plaintiff”) filed a lawsuit against Shandong Fuwei over the execution of the Procurement Contract between them in Zhangjiagang People’s Court, claiming that the quality guaranteed deposit of RMB208 set aside from the total contract payable should be refunded by Shandong Fuwei. Shandong Fuwei declined its claim for the reason of quality problem related to the supplied equipment. On March 7, 2014, Zhangjiagang People’s Court heard the case and supported the Plaintiff’s claim. Shandong Fuwei filed an appeal against the judgment in the Intermediate People’s Court of Suzhou. To date, the case is still in the process of hearing. Shandong Fuwei filed an appeal against the judgment in the Intermediate People’s Court of Suzhou. The case will be heard on May 27, 2014.

On January 21, 2014, a Hong Kong citizen (the "Plaintiff") filed a lawsuit against Shandong Fuwei in the Intermediate People's Court of Weifang to claim a refund of US$500,000 (approximately RMB4,138,250) and related interest of RMB2,331,784 alleging that in accordance to an oral agreement between the Plaintiff and Shandong Fuwei in June 2005, to purchase ordinary shares of the Company, the Plaintiff transferred US$500,000 to Wellplus Investments Limited, a company registered in Hong Kong, for acquiring the ordinary shares of the Company. The Plaintiff has filed a lawsuit for non-performance. Shandong Fuwei believes that no agreement was reached between Shandong Fuwei and the Plaintiff. The case was heard by the Intermediate People's Court of Weifang on April 3, 2014. The case is in the process of hearing and has not been decided yet.

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Exhibit Index

Exhibit No.	Description
99.1	Press Release dated May 21, 2014.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuwei Films (Holdings) Co., Ltd.

	By:	/s/ Xiaoan He

Name: Xiaoan He

Title: Chairman and Chief Executive Officer

Dated: May 21, 2014

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